SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                                 FORM 8-A/A


                               AMENDMENT NO. 2

                    To Registration Statement on Form 8-A
                    filed September 19, 1978, relating to
                   Common Stock, par value $1.00

              FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                   PURSUANT TO SECTION 12(b) or (g) OF THE
                       SECURITIES EXCHANGE ACT OF 1934


                              CENTURYTEL, INC.
            (Exact name of registrant as specified in its charter)


              Louisiana                               72-0651161
         (State of incorporation)                 (I.R.S. Employer
             or organization)                  Identification Number)

       100 Century Park Drive, Monroe, Louisiana       71203
       (Address of principal executive offices)      (Zip Code)

      Securities registered hereunder pursuant to Section 12(b) of the Act:

            Title of each class                 Name of each exchange
               so registered              on which each class is registered
               -------------              ---------------------------------

              Common Stock,                    New York Stock Exchange
             par value $1.00                    Berlin Stock Exchange

If this Form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective upon filing pursuant to General Instruction A.(c), check the following box. [ ]

If this Form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is to become effective pursuant to General Instruction A.(d), check the following box. [ ]

Securities Act registration statement file number to which this form relates:
  N/A     (if applicable)
---------

      Securities to be registered pursuant to Section 12(g) of the Act:

                                    NONE

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     This Amendment No. 2 to our Form 8-A amends and restates Amendment No.
1 in "plain English."

ITEM 1:  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

     Our authorized capital stock consists of 350 million shares of common stock, $1.00 par value per share, and two million shares of preferred stock, $25.00 par value per share. As of October 31, 1999, 139,679,442 shares of our common stock and 319,000 shares of our preferred stock were outstanding. Each share of common stock has attached to it one preference share purchase right. The discussion below describes our common stock, preferred stock, and preference share purchase rights, but is not complete. You should read it together with our Articles of Incorporation and Bylaws, our Rights Agreement dated August 27, 1996, as amended, and the applicable provisions of the Louisiana Business Corporation Law. Our Articles and Bylaws and the Rights Agreement are incorporated by reference as exhibits to this Amendment No. 2.

PREFERRED STOCK

     BLANK CHECK POWERS

     We may, without further action of the shareholders, issue up to two million shares of preferred stock in one or more series. The Board of Directors may fix or determine the designations, preferences and rights of each series of preferred stock, including each of the following:

     * the designation of each series

     * the number of shares initially constituting each series

     * the dividend rate and conditions and the dividend preferences, if any, in respect of the common stock and among the series of preferred stock

     * whether, and upon what terms, the preferred stock may be converted into or exchanged for any other securities of CenturyTel

     * whether, and to what extent, holders of the series will have voting rights

     * the restrictions, if any, upon the issue or reissue of additional shares of preferred stock

     * whether and how CenturyTel may redeem the shares (including sinking fund provisions)

     * the liquidation preferences, if any, in respect of the common stock and among the preferred stock.


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     DIVIDEND RIGHTS

     Under its Articles, CenturyTel may not declare or pay a full dividend for any quarterly dividend period on any series of preferred stock, unless it concurrently declares or pays a full dividend on all series of preferred stock outstanding. Additionally, CenturyTel must pay in full any accumulated dividends accrued or in arrears on any preferred shares before it may pay any full dividend on any other series of preferred stock. If CenturyTel pays less than a full dividend, it must distribute the dividend among the preferred shares for which dividends are accrued or in arrears in proportion to the amounts that would have otherwise been distributed if full cumulative dividends had previously been paid.

     SERIES L SHARES

     As of October 31, 1999, none of our preferred stock was outstanding other than 319,000 shares of our Series L preferred stock. The outstanding Series L shares are convertible, at the option of the holders of such shares, into a total of approximately 435,079 shares of common stock.

     The Series L preferred shareholders vote as one class with the common shareholders. Each share of Series L preferred stock entitles the holder to one vote on all matters submitted to a vote of shareholders. Upon CenturyTel's dissolution or liquidation, the Series L preferred shareholders are entitled to receive a per share amount equal to $25.00 plus any unpaid and accumulated dividends thereon. There is no trading market for the Series L preferred stock, and it is unlikely that one will develop in the foreseeable future.

COMMON STOCK

     The rights of our common shareholders may be subject to the prior rights of our preferred shareholders.

     DIVIDEND RIGHTS

     The common shareholders are entitled to receive any dividends that may be declared by the Board, in its discretion, out of legally available funds.

     VOTING RIGHTS

     NO CUMULATIVE VOTING RIGHTS. The common shareholders do not have cumulative voting rights. As a result, the holders of more than 50% of the voting power may elect all of the directors if they so desire.

     NUMBER OF VOTES PER SHARE. Each share of common stock that has been beneficially owned by the same person continuously since May 30, 1987 entitles the holder to ten votes on all matters submitted to a vote of the shareholders. Otherwise, each share entitles the holder to one vote per share. Shares entitling the holder to ten votes are sometimes referred to below as

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"ten vote shares" and shares entitling the holder to one vote are sometimes referred to below as "one vote shares." "Total voting power" means the total number of votes that shareholders are entitled to cast with respect to any matter under consideration.


          TRANSFERS; CHANGES IN BENEFICIAL OWNERSHIP. If you transfer your ten-vote shares, the subsequent beneficial owners of these shares will be entitled to one vote per share, with certain limited exceptions described below. If you own ten-vote shares and one-vote shares and you transfer less than all of your shares, the shares transferred will be deemed to consist of one-vote shares in the absence of evidence to the contrary.

          A change in beneficial ownership occurs whenever any change occurs in the person or group who directly or indirectly has or shares voting power, investment power, the right to receive sales proceeds, or the right to receive dividends or other distributions with respect to the shares. Unless proof to the contrary is provided in accordance with our established written procedures, a change in beneficial ownership is considered to occur whenever the record ownership of the shares changes. However, no change in beneficial ownership will be deemed to have occurred solely as a result of any of the following:

     * any event occurring before May 30, 1987

     * any bona fide gift, bequest, inheritance, or other transfer without valuable consideration

     * any change in the beneficiary of a trust, or any distribution from a trust, as a result of any of the following:

          -    the birth, death, marriage, or divorce of any person

          -    adoption before age 18

          -    the passage of time or the attainment of a specified age

          - the creation or termination of any guardianship or custodial arrangement

     * any appointment of a successor trustee, agent, guardian, or custodian with respect to a share of stock.

With respect to shares held in a trust, in any agency or custodial account, by a guardian, or pursuant to the Uniform Gifts to Minors Act, our Articles generally provide that a change in beneficial ownership will be deemed to have occurred whenever there is a change in the beneficiary.

          PROOF OF BENEFICIAL OWNERSHIP. If common shares are held of record by corporations or other entities, or in "street name" or in any other name except a natural person, the holder of such shares will be required to submit proof of continuous beneficial ownership since May 30, 1987 in order to be entitled to ten votes per share. Regardless of when record ownership was acquired, these shares will carry only one vote per share in the absence of such proof. Prior to any shareholders' meeting, we will notify you of the number of one-vote shares

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and ten-vote shares held by you. If you disagree with our determination, you will be provided an opportunity to prove that you are entitled to additional votes.

          TREATMENT OF NEWLY ISSUED SHARES AND OTHER MATTERS. The Articles provide that each common share issued in a business combination transaction is considered to have been beneficially owned by the recipient continuously for the shortest period possible, as determined by the Board, that would allow the transaction to be accounted for as a pooling-of-interests. However, this is subject to the audit committee determining each of the following in good faith that:

     * the transaction has a bona fide business purpose

     * accounting for the transaction as a pooling-of-interests is in the best interest of CenturyTel and its shareholders

     * the issuance of common stock does not nullify, materially restrict, or disparately reduce the voting rights of holders of any class of our stock.

This provision is not intended to require CenturyTel to account for a business combination transaction in any particular manner.

          Common shares issued in connection with any stock split or stock dividend will carry the voting rights of the shares in respect of which they were issued. Common shares acquired after May 30, 1987 by shareholders pursuant to our dividend reinvestment plan or acquired by our employee benefit plans will be one-vote shares. Generally, common shares held by our employee benefit plans will be deemed to be beneficially owned by the plans until the shares are actually distributed to participants.

          Our benefit plans hold a significant number of ten-vote shares, and we expect this to continue for the foreseeable future. This enables the trustee of the plans to vote a disproportionately large percentage of the total voting power. As of March 8, 1999, the trustee for two of our employee benefit plans was the record holder of 6.8% of the outstanding common stock, representing approximately 29.7% of the total voting power. Our employees instruct the trustee how to vote these shares.

     OTHER. Except for voting rights, all shares of common stock, whether ten-vote shares or one-vote shares, are identical in all respects.

     LIQUIDATION RIGHTS

     Upon CenturyTel's dissolution or liquidation, common shareholders will receive their pro rata share of all remaining assets after payment of all debts, obligations and other liabilities, including the preferential rights of our preferred shareholders to receive the liquidating distributions described above.

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     PREEMPTIVE RIGHTS

     Except with respect to the preference share purchase rights discussed below, common shareholders do not have the preemptive right to subscribe to any additional stock we may issue.

PREFERENCE SHARE PURCHASE RIGHTS

     On August 27, 1996, we adopted a Rights Agreement. We amended the Rights Agreement on May 25, 1999 to adjust the number of preference shares purchasable upon exercise of the rights, increase the exercise price and make other technical changes reflecting our three-for-two stock splits effected in March 1998 and March 1999. If the rights become exercisable, each right will entitle its holder to purchase one two-hundred twenty-fifth (1/225) of a share of our Series BB Participating Cumulative Preference Stock at an exercise price of $135 per unit, subject to further adjustment and certain exceptions noted below. Our Rights Agreement is designed to deter abusive takeover tactics and to encourage prospective acquirors to negotiate with the Board rather than to attempt a hostile takeover.

     ISSUANCE OF RIGHTS

     Under our Rights Agreement, we will issue one preference share purchase right for each outstanding share of common stock, including any shares issued after the date of this Amendment No. 2 but before the rights may become exercisable.

     INITIAL STATUS OF THE RIGHTS

     The rights are not exercisable immediately. Instead, the rights attach to and trade with all outstanding shares of common stock. The rights will separate from the common stock and become exercisable upon the earlier of:

     * the tenth day following a public announcement that a person or group of affiliated or associated persons has acquired beneficial ownership of 15% or more of our outstanding common stock (an "acquiring person"); or

     * the tenth business day, or any later date as determined by the Board prior to the time that any person or group becomes an acquiring person, following the commencement of or announcement of an intention to make a tender offer or exchange offer that, if consummated, would result in the person or group becoming the beneficial owner of 15% or more of our outstanding common stock.

     EVIDENCE OF RIGHTS

     Until the rights become exercisable, are redeemed or exchanged, or expire:

     * the rights will be evidenced by and transferred with the common stock certificates;

     * new common stock certificates issued after September 30, 1996 will contain a notation incorporating the Rights Agreement by reference; and

     * any surrender for transfer of any common stock certificates will also constitute the transfer of the rights associated with the common stock.

     As soon as practicable after the rights become exercisable, we will mail rights certificates to the common shareholders that are eligible to receive rights. After we mail them, the separate rights certificates alone will represent the rights.


     TERM OF RIGHTS

     The rights will expire on November 1, 2006, unless we extend this date or redeem or exchange the rights as described below.

     EXERCISE AFTER SOMEONE BECOMES AN ACQUIRING PERSON

     After any person or group becomes an acquiring person, each holder of a right will be entitled to receive upon exercise that number of shares of common stock having a market value of two times the exercise price of the right. However, this right will not apply to an acquiring person, whose rights will be void.

     Upon the occurrence of certain events after someone becomes an acquiring person, each holder of a right will be entitled to receive common stock of the acquiring company having a market value equal to two times the exercise price of the right. These rights will arise only if after a person or group becomes an acquiring person:

     * we consolidate with, or merge with or into, any other person;

     * any person consolidates with us, or merges with us and we are the continuing or surviving corporation of the merger and, in connection with the merger, all or part of CenturyTel's common stock are changed into or exchanged for cash, new securities or any other property; or

     * we sell or otherwise transfer 50% or more of our assets or earning power.

     ADJUSTMENT

     The exercise price and the number of preference shares or other securities or property issuable upon exercise of the rights are subject to adjustment from time to time to prevent certain types of dilution. We are not obligated to issue fractional preference shares. If we decide not to issue fractional preference shares, we will make a cash adjustment based on the market price of the preference shares prior to the date of exercise.

     EXCHANGE AND REDEMPTION

     After a person or group becomes an acquiring person, we may exchange the rights, in whole or in part, for common stock at an exchange ratio specified in the Rights Agreement. We generally may not make an exchange after any person or group becomes the beneficial owner of 50% or more of our common stock.

     We may redeem the rights in whole, but not in part, at a price of $.01 per right, subject to adjustment, at any time prior to any person or group becoming an acquiring person. The redemption of the rights may be made effective at such time, on such basis and with such conditions as the Board in its sole discretion may establish. Once redeemed, the rights will terminate immediately and the only right of the rights holders will be to receive the cash redemption price.

     RIGHTS, PREFERENCES, AND LIMITATIONS OF RIGHTS

     Preference shares purchasable upon exercise of the rights will not be redeemable. Each preference share will entitle the holder to receive a preferential quarterly dividend payment of the greater of $10 or 225 times the aggregate dividend declared per share of common stock. In the event of liquidation, the holders of each preference share will be entitled to a minimum preferential liquidation payment of $100 per share plus accrued and unpaid dividends on such share and, under certain circumstances, may be entitled to receive additional distributions. Each preference share will entitle the holder to 225 votes and will vote together with the common stock. Finally, in the event of certain transactions in which our common stock is converted into or exchanged for new securities, cash or other property, each preference share will entitle the holder to receive 225 times the amount received per share of common stock. These rights are protected by customary anti-dilution provisions. Because of the nature of the preference shares' dividend, liquidation, and voting rights, the value of each one two-hundred twenty-fifth interest in a preference share should approximate the value of one share of common stock.

     AMENDMENTS

     We may amend the terms of the rights without the consent of the rights holders, including an amendment to lower the 15% thresholds described above to not less than the greater of

     * the sum of .001% and the largest percentage of our outstanding common stock known by us to be beneficially owned by any person or group; or

     *    10%.

However, after any person or group becomes an acquiring person, we may not amend the terms of the rights in any way that adversely affects the interests of the rights holders.

     MISCELLANEOUS

     Until a right is exercised, the holder will have no rights as a shareholder beyond those as an existing CenturyTel common shareholder. The initial distribution of rights is not taxable to CenturyTel or the shareholders. However, shareholders may, depending on the circumstances, recognize taxable income in the event that the rights become exercisable as described above.

LAWS AND ORGANIZATIONAL DOCUMENT PROVISIONS WITH POSSIBLE ANTITAKEOVER EFFECTS

     Under Louisiana law, corporations may include provisions in their articles of incorporation that are intended to encourage any person desiring to acquire a controlling interest in the corporation to negotiate with the corporation's directors rather than attempt a hostile takeover. These provisions are intended to ensure that any acquisition of the corporation will be reviewed by the corporation's incumbent board, who can then take into account, among other things, the interests of the corporation's shareholders. However, some shareholders may find these provisions to be disadvantageous because they could limit or preclude meaningful shareholder participation in certain transactions. Furthermore, these provisions may discourage takeovers in which shareholders would receive a price for their shares that is higher than the prevailing market price at the time the takeover attempt is commenced. Finally, these provisions may also discourage proxy contests, the acquisition of a large block of the corporation's voting stock, or other attempts to influence or replace the corporation's current management.

     Our Articles contain provisions that are designed to ensure meaningful participation of the Board in connection with proposed takeovers. Moreover, Louisiana has adopted statutes that regulate takeover attempts. Set forth below is a discussion of the provisions of the Louisiana Business Corporation Law and our Articles and Bylaws that may affect the incidence and outcome of takeover attempts. The terms "related person," "continuing director," and "business combination" have specific meanings under our Articles which are useful in understanding this discussion. These meanings are included at the end of this Item 1.

     BOARD OF DIRECTORS

     CLASSIFIED BOARD OF DIRECTORS. Our Board is divided into three classes of directors, with each class serving staggered three-year terms. Each class is required to be as nearly equal in number as possible.

     Our classified Board helps ensure the continuity and stability of our management and policies since a majority of our directors at any given time will have served on the Board for at least one year. However, this board structure also makes it more difficult to elect a majority of new directors. Absent a removal of directors, at least two annual shareholder meetings would generally be necessary to change a majority of the Board. Therefore, our classified board structure will tend to perpetuate existing management. In addition, it may discourage tender offers or other acquisitions of our stock which shareholders may believe would be in their best interests.

     REMOVAL OF DIRECTORS. Under our Articles, the shareholders may remove any director, only for cause, at any meeting of the shareholders called for such purpose, by the affirmative vote of:

     * a majority of the total voting power of all shareholders, and

     * at any time there is a related person, a majority of the total voting power of all shareholders other than the related person, voting as a separate group.

     This provision of our Articles precludes a third party from gaining control of the Board by removing incumbent directors without cause and filling the vacancies with its own nominees. Without this provision, under Louisiana law directors could be removed, with or without cause, by a majority of the total voting power at any special shareholders' meeting called for that purpose. Therefore, a party holding or controlling the requisite vote could circumvent the classified board structure by calling a special shareholders' meeting, removing the incumbent directors, and electing its own slate of directors. Our Articles protect the classified board structure against such action. However, this protection could also limit the power of shareholders to remove incumbent directors under circumstances where this may be in CenturyTel's best interests.



     VACANCIES. Under Louisiana law, any vacancy on the board of directors may be filled by the remaining directors, subject to the right of the shareholders to fill the vacancy. For example, if the board of directors increases the authorized number of directors by two directors, the board can elect two additional directors to fill the resulting vacancies, subject to the right of the shareholders to fill them. Under our Articles, a change in the number of directors may not be made without, among other things, the approval of 80% of the directors. Moreover, vacancies on the Board may be filled only by the Board by a vote of both a majority of the directors and a majority of the continuing directors, as defined below. These provisions will likely prevent a third party from gaining control of our Board by increasing the number of directors and filling the resulting vacancies with its own nominees.

     SHAREHOLDER ACTION BY UNANIMOUS CONSENT

     Under Louisiana law, unless a corporation's articles provide otherwise, any vote that could be taken by shareholders at an annual or special meeting may be taken instead without a meeting if a consent in writing is signed by all of the holders of the outstanding voting stock. Our Articles provide that shareholder action may be taken only at an annual or special meeting of shareholders, and may not be taken by written consent of the shareholders. This provision prevents consent solicitations by persons desiring to acquire CenturyTel or change the composition of its Board.

     RESTRICTIONS ON TAKING SHAREHOLDER ACTION

     Under Louisiana law, shareholders holding 20% of a corporation's
voting power may call a special shareholders' meeting.   This 20%
threshold may be increased or decreased in the corporation's articles or in a shareholder-approved bylaw. Our Articles provide that holders of at least a majority of our total voting power are entitled to call a special meeting of shareholders. This higher threshold substantially reduces the ability of insurgent shareholders to call a special meeting between annual meetings.

     FAIR PRICE PROVISIONS

     SUPERMAJORITY VOTE REQUIREMENTS. Our Articles contain provisions designed to provide safeguards for our shareholders when a related person attempts to effect a business combination with us. In general, a business combination between CenturyTel and a related person must be approved by:

     *    a majority of the directors;

     *    a majority of the continuing directors;

     *    80% of the total voting power of all shareholders; and

     * 66-2/3% of the total voting power of shareholders, other than the related person, present or represented at the shareholders' meeting.


     EXCEPTIONS TO SUPERMAJORITY VOTE REQUIREMENTS. These voting requirements do not apply to any business combination that is approved in advance by a majority of the directors and a majority of the continuing directors or satisfies certain minimum price, form of consideration, and procedural requirements. In such cases, only the affirmative vote of 66-2/3% of the total voting power present or represented at a shareholders' meeting is required to approve the business combination. The following sections describe the minimum price, form of consideration and procedural requirements.

     * MINIMUM PRICE REQUIREMENT. The cash or the fair market value of the consideration to be received per share by our shareholders in connection with any business combination must be no less than the "highest purchase price".

               The "highest purchase price," in the case of consideration received by our common shareholders, must at least equal the highest of:

          (a) the highest per share price, including certain commissions, transfer taxes, and fees, paid by the related person for any of our common stock within the two-year period immediately prior to the announcement date of the business combination or in the transaction in which that person became a related person;

          (b) the market value per share of our common stock on the date the business combination is announced or on the date that the related person became a related person, whichever is higher; or

          (c) the price per share equal to the market value of our common stock as determined under sub-item (b) above, multiplied by a fraction, the numerator of which is the highest price per share, including certain commissions, transfer taxes, and fees, paid by a related person for any of our common stock within a two-year period immediately prior to the announcement date of the business combination, and the denominator of which is the market value per share of our common stock on the first day in the two-year period on which the related person acquired any of our common stock.


               In the case of consideration received by holders of any series of our preferred stock, the "highest purchase price" must at least equal the higher of:

          (a) the highest purchase price determined in the manner set forth above for our common stock, except that the calculation shall be based on the per share purchase price or market value of preferred stock acquired by the related person; or

          (b) the highest preferential amount per share to which the holders of the series of preferred stock would be entitled to receive upon our liquidation.


     * FORM OF CONSIDERATION REQUIREMENTS. The consideration paid to the holders of any class or series of our stock must be in cash or in the same form as other consideration previously paid by the related person in acquiring its shares of that class or series of stock.

     * PROCEDURAL REQUIREMENTS. CenturyTel must comply with the following procedural requirements at all times after a related person becomes a related person and prior to the completion of a business combination:

          * there shall have been no failure to declare and pay timely any periodic dividends on any outstanding preferred stock;

          *    there shall have been:

               - no reduction in the annual rate of dividends paid on the common stock, except as necessary to reflect any stock split or stock dividend; and

               - no failure to increase the annual rate of dividends as necessary to reflect any reclassification or other transaction which has the effect of reducing the number of outstanding common shares;

          * the related person shall not have become the beneficial owner of any additional shares of our capital stock except as part of the transaction which resulted in the related person becoming a related person or by virtue of proportionate stock splits or stock dividends; and

          * the related person shall not have received the benefit, except proportionately as a shareholder, of any loans, advances, guarantees, pledges, tax credits, or other financial assistance provided by us or any of our subsidiaries.

     EFFECTS OF FAIR PRICE PROVISIONS. The fair price provisions contained in our Articles are designed to prevent a purchaser from utilizing two-tier pricing and similar inequitable tactics in an attempted takeover. Without fair price provisions, a purchaser who acquired control of CenturyTel in a "first tier" transaction could compel minority shareholders in a "second tier" transaction to accept a lower price or less desirable form of consideration than that given to other shareholders. These provisions encourage potential purchasers to extend their offers to all shareholders and to negotiate the transaction with our Board prior to acquiring a substantial amount of our stock.

     These provisions may make it more costly for a purchaser to acquire control of CenturyTel because they require higher percentage requirements for shareholder approval, and they may cause the purchaser to pay a higher price to other shareholders. Thus, our Articles may discourage such purchases, particularly those for less than all of CenturyTel, and may therefore deprive our shareholders of an opportunity to sell their stock at attractive prices. You should be aware that tender offers are usually made at premium prices above prevailing market prices and that acquisitions of large blocks of stock may cause the market price of the stock to increase. These provisions would not necessarily discourage persons who would be willing to acquire a controlling interest and to forego a "second tier" transaction.

     Under the fair price provisions, a proposed business combination that might be attractive to some shareholders might never be completed. Due to the supermajority voting requirements imposed by these provisions, it may be difficult for a related person to secure the necessary shareholder approvals without the support of management and employee shareholders. In addition, a related person may be unable, as a practical matter, to comply with all of the procedural requirements of our Articles. In certain instances, the fair price provisions, while providing objective pricing criteria, could be arbitrary and not indicative of market value. In each of these circumstances, a potential purchaser would be forced either to negotiate with the continuing directors and offer terms acceptable to them or abandon the proposed business combination.

     Because a purchaser may feel compelled to retain our continuing directors to authorize transactions that would otherwise be subject to a supermajority shareholder vote or the application of the minimum price, form of consideration and procedural standards, our Articles may also tend to insulate management against the possibility of removal in the event of a takeover bid.

     Louisiana has adopted a fair price statute that provides for protections substantially similar to those afforded under our Articles. We have formally claimed the benefits of this statute, but have indicated that the statute will not apply to any business combination involving a related person that is one of our employee benefit plans or a related trust.

     LOUISIANA CONTROL SHARE STATUTE

     The Louisiana Control Share Statute limits the voting power of shares of certain publicly-traded Louisiana corporations acquired by a person or group, other than an employee benefit plan or related trust of the corporation, in an acquisition that causes the acquiror to have the power to vote the shares in an election of directors in excess of 20%, 33-1/3%, or 50% thresholds. Under the statute, these shares have only the voting power as is granted by the vote of the holders of a majority of the votes of each voting group entitled to vote on the proposal, excluding all shares as to which the acquiror, any officer of the corporation and any director of the corporation who is also an employee of the corporation may exercise or direct the exercise of voting power. This vote will occur at a meeting that is required to be called for that purpose upon the acquiror's request. The corporation has the right to redeem the acquiror's shares for fair value if:

     * the acquiror fails to comply with certain specified notice requirements; or

     * the shareholders vote against granting voting rights to the shares obtained by the acquiror.


     The statute establishes a referendum format by which disinterested shareholders may demonstrate their support or opposition to a proposed share acquisition by voting either to grant or deny voting rights to the acquiror. On the one hand, the possibility that the voting rights of the acquiror's shares might be denied may encourage the acquiror to negotiate a non-hostile acquisition with the board of directors. On the other hand, acquirors that commence a tender offer at a price in excess of prevailing market values may be able to obtain the shareholder vote necessary to grant voting power to his or her shares. This would significantly reduce the pressure on the acquiror to negotiate with the board and may reduce the willingness of the board to oppose the transaction.

     The statute permits a company to amend its articles or bylaws to exclude future acquisitions of the company's stock from the statute's application. In 1995, we amended our Bylaws to provide that the statute does not apply to acquisitions of our common stock. Subject to any required regulatory approvals, we may at any time opt back into the statute by rescinding our 1995 Bylaw amendment.

     EVALUATION OF TENDER OFFERS

     Our Board is required by our Articles, and expressly permitted by Louisiana law, to consider each of the following factors when evaluating a business combination, tender or exchange offer, or a proposal by another person to make a tender or exchange offer:

     *    the adequacy of the consideration to be paid

     * the social and economic effects of the transaction on CenturyTel and our subsidiaries as well as on our respective employees, customers, creditors, and other elements of the communities in which we operate or are located

     * the business and financial condition and the earnings prospects of the acquiring party, including, but not limited to, debt service and other existing or likely obligations of the acquiring party, and the possible effect of these conditions on CenturyTel and our subsidiaries and other elements of the communities in which we are located

     * the competence, experience, and integrity of the acquiring person and its management.


     One effect of this provision may be to discourage, in advance, an acquisition proposal. Often, an offeror consults the board of a target corporation prior to or after commencing a tender or exchange offer in an attempt to prevent a contest from developing. Our provision will strengthen the position of the Board in dealing with any potential offeror which might attempt to impose a takeover. This provision may also dissuade shareholders who might potentially be displeased with the Board's response to an acquisition proposal from filing suit against the Board.

     This provision would not make a transaction regarded by the Board as being in our best interests more difficult to accomplish. However, it would require the Board to consider the above-listed factors and determine whether a proposed business combination is in our best interests and, accordingly, whether to support it or oppose it. In some cases, opposition by the Board might have the effect of maintaining the position of incumbent management.

     UNISSUED STOCK

     As discussed above, we are authorized, without action of the shareholders, to issue preferred stock. One of the effects of the existence of undesignated preferred stock and authorized, but unissued, common stock may be to enable the Board to make more difficult or to discourage an attempt to obtain control and thereby protect the continuity of management. If, in the due exercise of its fiduciary obligations, the Board were to determine that a takeover proposal was not in our best interest, the Board could issue such shares without shareholder approval in one or more transactions that might prevent or discourage the completion of the takeover transaction by:

     * diluting the voting or other rights of the proposed acquiror or insurgent shareholder group;

     * creating a substantial voting block that might undertake to support the position of the incumbent Board; or

     * effecting an acquisition that might complicate or preclude the takeover, or otherwise.

In this regard, our Articles grant the Board broad power to establish the rights and preferences of the authorized and unissued preferred stock. Our Board may grant to the holders of the preferred stock the power to:

     * vote separately as a class on any proposed merger or consolidation;

     * elect directors having terms of office or voting rights greater than those of other directors;

     * convert their preferred stock into a greater number of shares of common stock or other securities;

     * demand redemption of their shares at a specified price under prescribed circumstances related to a change of control; or

     *    exercise other rights designed to impede a takeover.

The issuance of shares of preferred stock may adversely affect the rights of the holders of our common stock.

     TIME-PHASE VOTING

     As discussed above, each outstanding share of common stock and preferred stock generally entitles the holder to one vote. However, if a common share has been beneficially owned by the same person continuously since May 30, 1987, the holder is entitled to ten votes per share. The existence of our ten-vote shares may make it more difficult for a purchaser to acquire control of CenturyTel or remove incumbent management. To the extent that voting power will be concentrated in the ten-vote shareholders, it may be difficult or impossible to consummate a merger, tender offer, or proxy contest that is opposed by such shareholders. As a result, other shareholders may be denied the opportunity to sell their shares at a premium or to realize the benefits of a change in control. As noted above, the trustee of two of our employee benefit plans holds, and is expected to continue to hold for the foreseeable future, a significant percentage of our voting stock and generally votes the shares as instructed by our employees. With respect to some of the matters discussed above that may be submitted to a shareholder vote in connection with a takeover attempt, the number of votes held by the trustee and voted by the employees may be sufficient to ensure the defeat of the matter. Accordingly, a takeover attempt, an effort to remove current directors or any other corporate action requiring a supermajority vote that is opposed by the our employees may be less likely to succeed.

     PREFERENCE SHARE PURCHASE RIGHTS

     As discussed above, we have issued rights entitling the holders to purchase certain of our securities. The rights will cause substantial dilution to a person or group that attempts to acquire CenturyTel without conditioning the offer on the redemption of the rights. However, the rights should not interfere with any merger or other business combination approved by the

Board since the Board may, at its option, redeem all, but not less than all, of the outstanding rights.

     INDEMNIFICATION AND EXCULPATION

     We will indemnify and hold harmless, among others, any director or officer of CenturyTel or any of its subsidiaries against expenses, attorney's fees, judgments, fines, and amounts paid in settlement incurred by any such indemnified party in connection with any action involving the indemnified party provided that:

     *    the indemnified party is successful in defense of the action; or

     * members of the Board who are not parties to the action, or independent legal counsel, determine that the indemnified party acted in what he or she reasonably believed to be in CenturyTel's best interests; or

     * in the case of a criminal action, members of the Board who are not parties to the action, or independent legal counsel, determine that the indemnified party had no reasonable cause to believe that his or her actions were unlawful.

However, we generally will not indemnify anyone for costs and expenses resulting from his or her willful or intentional misconduct.
Furthermore, we may advance expenses to the indemnified party provided that he or she agrees to repay those amounts if it is later determined that he or she is not entitled to indemnification. Also, we may, in our sole discretion, assume all responsibility for the defense of the action on behalf of the indemnified party if it is determined that he or she met the standard of conduct described above.

     We have entered into indemnification contracts providing contracting directors or officers the procedural and substantive rights to indemnification currently set forth in our Bylaws. These indemnification contracts provide for indemnification to the fullest extent permitted by law and apply to all covered claims, whether arising before or after the effective date of the contract.

     We maintain an insurance policy covering the liability of our directors and officers for actions taken in their official capacity. Under the indemnification contracts, to the extent insurance is reasonably available, we will maintain comparable insurance coverage for each contracting party as long as he or she serves as an officer or director and thereafter for so long as he or she is subject to personal liability for actions taken in such official capacities. The indemnification contracts also provide that if we do not maintain comparable insurance, we will indemnify a contracting party to the full extent of the coverage that would otherwise have been provided for his or her benefit.

     Our Articles also include a provision that eliminates the personal liability of a director or officer to CenturyTel and our shareholders for monetary damages resulting from their breaches of the duty of care to the full extent permitted by Louisiana law. The Articles further provide that any amendment or repeal of this provision will not affect the elimination of liability accorded to any director or officer for acts or omissions occurring prior to the amendment or repeal.

     AMENDMENT OF THE ARTICLES AND BYLAWS

     Various provisions of the Articles, including the classified board provisions, fair price provisions and those provisions limiting the ability of shareholders to act by written consent, may not be amended except upon the affirmative vote of both:

     *    80% of the total voting power of all shareholders; and

     * 66-2/3% of the total voting power of shareholders, other than a related person, present or represented at a shareholders' meeting, voting as a separate group.

However, the affirmative vote of the holders of only a majority of the total voting power is required if the amendments were first adopted by both a majority of the directors and a majority of the continuing directors, voting as a separate group.

     The Articles provide that the Bylaws may be adopted, amended, or repealed and new Bylaws may be adopted by:

     * a majority of the Board and a majority of the continuing directors, voting as a separate group; or

     * the holders of at least 80% of the total voting power of all shareholders and 66-2/3% of the total voting power of shareholders, other than the related person, present or duly represented at a shareholders' meeting, voting as a separate group.

     The multiple votes required to amend the Articles or Bylaws may discourage a potential purchaser of our capital stock from making market purchases, initiating a tender offer, or entering into a proxy contest in which the ability to make fundamental changes through article or bylaw amendments is an important element of its strategy.

     ADVANCE NOTIFICATION OF NOMINATIONS AND OTHER MATTERS

     To nominate a director or submit a proposal for consideration at a shareholders' meeting, a shareholder must provide CenturyTel with advance written notice. To be timely the shareholder must provide CenturyTel with written notice not less than 90 days nor more than 180 days prior to the anniversary date of the previous year's annual meeting.

     The notice must contain the name, age, and address of the shareholder proposing the action and any persons acting in concert with the shareholder. The shareholder must include a representation that it is a holder of record and intends to appear at the meeting in person to make the nomination or propose the specified matter. In the case of nominations for directors, the notice must also include each of the following:

     *    the name, age, address, and principal occupation of each nominee

     * a description of all arrangements between the nominating shareholder and each nominee

     * other information required to be included in a proxy statement pursuant to the federal proxy rules

     * the consent of each nominee to serve as director of the company, if elected, and an affidavit that the nominee meets all applicable qualifications to serve as a director.

In the case of other proposed business, the shareholder's notice must set forth a description of the business, the reasons for conducting the business at the meeting, and any material interest that the shareholder has in the proposed business. The chairman of the shareholders' meeting has the power to disregard any nomination or other matter that does not comply with these procedures.

     Additionally, we may disregard proposals of matters other than the nomination of directors that:

     * are substantially the same as a prior proposal to be voted on at the upcoming meeting;

     * deal with substantially the same subject matter as a prior proposal that was voted upon within the preceding five years and which failed to receive affirmative votes in excess of certain specified levels; or

     * in the judgment of the Board, are not proper subjects for action by shareholders under Louisiana law.

     The restrictions on director nominations make it easier for our current directors to obtain advance notice of competing nominations. Additionally, they make it more difficult for a purchaser of a significant block of our stock to assume control through the removal of directors, eliminate the possibility of unexpected nominations for directors at shareholders' meetings, and limit the ability of our shareholders to cause sudden changes in the membership of the Board. Similarly, the restrictions on shareholder proposals make it easier for us to control the topics brought before a shareholders' meeting and may make it more difficult for shareholders to influence corporate actions and policy.

     DEFINED TERMS

     These terms have the following meanings under our Articles:

(1)  A "related person" is any person who:

     * is the beneficial owner of capital stock representing 10% or more of the total voting power entitled to vote for the election of directors, and any affiliate of any such person; or

     * is an affiliate of CenturyTel and at any time within the prior two years was the beneficial owner of capital stock representing 10% or more of the voting power. The term "beneficial owner" includes persons directly or indirectly owning or having the right to acquire or vote the stock.

A "related person" does not include CenturyTel, our subsidiaries, or any of our or our subsidiaries' employee benefit plans, or any trustee or fiduciary of any plan acting in that capacity.

(2)  A "continuing director" is:

     * any member of the Board who is not affiliated with a related person and who was a CenturyTel director prior to the time the related person became a related person; and

     * any successor to a continuing director who is not affiliated with the related person and is recommended to succeed a continuing director by a majority of the continuing directors then on the Board.


(3)  A "business combination" includes the following transactions:

     * any merger or consolidation of, or an exchange of securities by CenturyTel or any of our subsidiaries;

     * any sale, lease, exchange, mortgage, pledge, transfer, or other disposition of any of our assets or of any of our subsidiaries having an aggregate book or fair market value of $1,000,000 or more;

     * the adoption of a plan or proposal for the liquidation or dissolution of CenturyTel or any of our subsidiaries;

     * the issuance or transfer by CenturyTel or any of our subsidiaries of securities having a fair market value of $1,000,000 or more;

     * any reclassification of securities, recapitalization, consolidation or any other transaction which would increase the voting power or the proportionate share of any class of our outstanding stock or of a subsidiary held by a related person or any associate or affiliate of a related person;

     * any loans, advances, guarantees, tax credits, or other financial assistance provided by CenturyTel or any of our subsidiaries to a related person or any associate or affiliate of a related person; or

     * any agreement, contract, or other arrangement providing directly or indirectly for any of the above transactions.

ITEM 2: EXHIBITS

     The exhibits to this registration statement are listed in the exhibit list, which appears elsewhere herein and is incorporated herein by reference.


                            * * * * *

                            SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities
Exchange Act of 1934, the registrant has duly caused this amendment to its registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                CENTURYTEL, INC.


                                By: /S/ Harvey P. Perry
                                   ----------------------------
                                      Harvey P. Perry
                                      Executive Vice President,
                                      General Counsel and Secretary

Dated:  November 18, 1999

                          EXHIBIT LIST

EXHIBIT                     DESCRIPTION
3.1                         Amended and Restated Articles of Incorporation of CenturyTel,
                            dated as of May 6, 1999 (incorporated by reference to Exhibit 3(i)
                            to CenturyTel's  Quarterly Report on Form 10-Q for the quarter ended June 30, 1999).

3.2                         Bylaws of CenturyTel as amended through August 24, 1999
                            (incorporated by reference to Exhibit 3(ii) of CenturyTel's
                            Quarterly Report on Form 10-Q for the quarter ended September 30,
                            1999).

4.1                         Rights Agreement dated August 27, 1996 between CenturyTel and
                            Harris Trust and Savings Bank (as successor-in-interest to Society
                            National Bank), as Rights Agent (incorporated by reference to
                            Exhibit 1 to CenturyTel's Current Report on Form 8-K filed August
                            30, 1996), as amended by Amendment No. 1 to Rights Agreement, dated May 25, 1999 (incorporated by reference to Exhibit 4.2(ii)
                            to CenturyTel's Current Report on Form 8-K dated May 25, 1999).